United States securities and exchange commission logo





                              August 26, 2022

       Wensheng Liu
       Chief Executive Officer
       ETAO International Co., Ltd.
       1460 Broadway, 14th Floor
       New York, NY 10036

                                                        Re: ETAO International
Co., Ltd.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted July 28,
2022
                                                            CIK 0001939696

       Dear Mr. Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted July 28, 2022

       Cover Page

   1. We note your disclosure on the cover page discussing your corporate structure and specifically the VIE
structure and related risks. Please acknowledge that Chinese regulatory authorities
could disallow this structure which would likely result in a material change in the value of
the securities you are registering, including that it could cause the value of such
securities to significantly decline or become worthless.
 Wensheng Liu
FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
August 26, NameETAO
           2022        International Co., Ltd.
August
Page 2 26, 2022 Page 2
FirstName LastName
2. We note your disclosure on the cover page about the legal and operational risks associated
         with being based in or having the majority of the company   s
operations in China. We also
         note your statements on page 72 that your auditor is not subject to the December 16,
         2021 PCAOB Determination Report because it is registered with the PCAOB and has been inspected by the PCAOB on a regular basis. Please disclose the substance of this disclosure on your cover page and address whether and how the Holding Foreign
         Companies Accountable Act and related regulations will affect your company.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. We note several statements in your risk factor section where you use
         "ETAO's VIEs" and "its VIEs" to describe the risks relating to the business operations of the VIEs. Please refrain from using possessive terms such as "ETAO's VIEs" or "its
         VIEs" when describing activities or functions of a VIE.
4. Provide a description of how cash will be transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between ETAO, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
5. We refer to your disclosure on the cover page that you intend to apply to list the PubCo ordinary shares on the New York Stock Exchange under the symbol
ETAO    and
         that MCAE cannot assure that PubCo   s Ordinary Shares will be
approved for listing on
         the New York Stock Exchange. If the listing condition to the business combination may be waived, please revise the cover page to clearly state that fact and provide disclosure in your risk factors about the lack of liquidity available to shareholders if the listing is not approved.
Questions and Answers About the Proposals
What equity stake will current shareholders of the Company and ETAO equityholders hold in the
Combined Entity after the Closing ?, page 7

6. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including the private rights retained by the Sponsor, at each of the redemption levels detailed in your
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FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
August 26, NameETAO
           2022        International Co., Ltd.
August
Page 3 26, 2022 Page 3
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         sensitivity analysis, including any needed assumptions.
8. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Summary of the Proxy Statement/Prospectus, page 18

9. Disclose clearly that the Combined Company will use a structure that involves VIEs based in China and provide early in the summary a diagram of the Combined
Company   s
         corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which the Combined Company will claim to have economic rights and exercise control that results in consolidation of the
         VIEs' operations and financial results into the Combined Company's financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of ETAO with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the Combined Company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

10. We note your disclosure that ETAO controls and receives the economic benefits of the
         VIEs' business operations through contractual agreements between the VIEs and the Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide the WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to ETAO because of the VIEs should be limited to a clear description of the conditions ETAO has satisfied for consolidation of the VIEs under
         U.S. GAAP. Additionally, your disclosure should clarify that the Combined Company will be the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

         Your disclosure should not state or imply that you control the VIEs. Please revise your disclosure throughout your filing accordingly. As an example only, we note the following disclosure on the cover page, "[A]fter the Mergers, the Combined Company shall not be a
         Chinese operating company but a holding company incorporated in the Cayman Islands.
         As a holding company with no material operations of its own, on a post-merger basis, the
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FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
August 26, NameETAO
           2022        International Co., Ltd.
August
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         Combined Company shall conduct substantially all of its operations through variable
         interest entities and their subsidiaries, the operating companies established in the PRC controlled by the Combined Company via the respective series of variable interest entity agreements."
11. Disclose each permission or approval that you, your subsidiaries, ETAO, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries,
         ETAO, or VIEs are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, ETAO, or the VIEs: (i)
         do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

         We note your statement on the cover page that, "As of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require ETAO, ETAO s subsidiaries and the VIEs to seek approval from the China Securities Regulatory Commission (the
            CSRC   ) or any other PRC governmental authorities for its overseas listing plan..." You
         also state that the WFOE obtained official confirmation from the Cybersecurity Review
         Office that the WFOE and the respective VIEs were not subject to cybersecurity review under the Cybersecurity Review Measures. Revise your disclosure in the summary to discuss how you determined that approvals from the CSRC or any other
PRC
         governmental authorities are not required and if you relied on the advice of counsel, revise to identify counsel and file counsel's consent as an exhibit to your registration statement.
         We note your reference to your PRC legal counsel on page 73 and elsewhere.
12. Provide a clear description of how cash will be transferred through your organization.
         Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under
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FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
August 26, NameETAO
           2022        International Co., Ltd.
August
Page 5 26, 2022 Page 5
FirstName LastName
         the VIE agreements. Include a cross reference to the condensed consolidating schedule.
         Additionally, disclose whether you have specific cash management policies that dictate how funds are transferred through your organization and if so, provide a description of such policies.

         We note your statement on the cover page that the WFOE may distribute payments directly to ETAO as dividends to the holding company. Your disclosure should not imply that your ability to do so is not restricted. Please revise your disclosure with reference to restrictions on the convertibility of renminbi and foreign exchange regulation as discussed in the risk factors on pages 67-68.
13. Quantify the value of private rights, based on recent trading prices, that may be retained by the Sponsor assuming maximum redemptions and identify any material resulting risks.
14. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
15. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
16. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other MCAE shareholders experience a negative rate of return in the post-business combination company.
17. Please highlight the material risks to the holders of your public rights, including those arising from differences between the private rights included in the private units and public rights, and please clarify whether holders of the private rights will be able to retain the private rights.
Interests of MCAE Directors and Officers, page 30

18. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.

Summary of Risks Related to ETAO
Risk Related to ETAO's Corporate Structure, page 33

19. In your summary of risk factors, disclose the risks that the Combined Company's corporate structure and being based in or having the majority of the
Combined Company   s
         operations in China poses to investors. In particular, describe the significant regulatory,
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FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
August 26, NameETAO
           2022        International Co., Ltd.
August
Page 6 26, 2022 Page 6
FirstName LastName
         liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Combined Company's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
20. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Summary Historical Consolidated Financial Information of ETAO, page 41

21. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, ETAO International Healthcare Technology
Co.,
         Ltd. (WFOE) who is the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 43

22. We note your disclosure, under this heading and elsewhere in the filing, stating that the
         Business Combination will be accounted for as a reverse merger in accordance with U.S.
         GAAP. However, on page 29, you state that ETAO expects to treat the Business
         Combination with MCAE using the purchase method of accounting. Please revise your
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FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
August 26, NameETAO
           2022        International Co., Ltd.
August
Page 7 26, 2022 Page 7
FirstName LastName
         disclosure accordingly.
Risk Factors
Risk Factors Relating to ETAO   s Corporate Structure
ETAO is subject to significant challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements..., page 58

23. Please revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with
         PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
24.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         the Combined Company's business, please revise to highlight separately the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to Government Regulation
Our business is subject to complex and evolving Chinese and international laws and regulations, including those..., page 76

25. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight affects the business combination and to explicitly address to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Risks Related to PubCo
You may face difficulties in protecting your interests, and you ability to protect your rights through U.S. courts..., page 98

26. Please revise your disclosure to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions.
         Additionally, if your officers, directors or other members of management are located in
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FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
August 26, NameETAO
           2022        International Co., Ltd.
August
Page 8 26, 2022 Page 8
FirstName LastName
         China, please include a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland
         China.
Unaudited Pro Forma Condensed Combined Financial Statements
Net loss per Share, page 114

27. You note that the effects of outstanding warrants and exchangeable units to purchase ordinary shares and employee share option plans were not considered in the calculation of diluted loss per share, since the inclusion of such warrants and options would be anti-
         dilutive. Please disclose the amount of warrants and options that were excluded.
Background of the Business Combination, page 118

28. We note your disclosure on page 118 that MCAE had communicated with and undertaken preliminary due diligence on more than 50 potential targets before entering into non-
         exclusive term sheets first with Target A and then Target B. Please explain how you narrowed these potential targets from 50 targets to Target A and Target B. Please also revise to provide additional detail regarding your discussions with Targets A and B, including when you were introduced to the targets, who participated in the preliminary due diligence and discussions with the targets, the subject and nature of any preliminary negotiations entered with Targets A and B, and when you determined not to go forward with the transactions.
29. We note that MCAE's Sponsor, directors, and officers agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also describe any negotiations for the waiver of these redemption rights in the
         "Background of the Business Combination" section.
30. Please revise to disclose any discussions with ETAO about the potential loss of clients or customers in the near future or other events that may materially
affect ETAO   s prospects
         or its financial projections for future performance of the business. If none, then revise to so state.
31. We note your disclosure on page 154 that each of your directors presently has pre-existing fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity.
         Please revise your disclosure to clarify how the board considered those conflicts in negotiating and recommending the business combination, and whether the waiver impacted the search for an acquisition target.
32. We note your disclosure on page 119 that Messrs. Wilson Liu, Lee Winter, Joel Gallo and
         Robert Dykes contacted Dr. Liu regarding a potential business combination with ETAO upon the introduction of a "mutual friend." Please disclose the date that this introduction occurred.
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ETAO International Co., Ltd. Liu
Comapany
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           2022        International Co., Ltd.
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33.      We note your disclosure on page 122 that MCAE's board discussed the results of its
         management's due diligence activities, which included "extensive meetings and calls with
         ETAO   s management team regarding the company   s online and offline
services and
         products, development plans, operations and projections." Please describe each of these meetings, including when these meetings occurred, who attended, and what subjects were discussed. Please also identify who was present at the teleconference during the various negotiation meetings, including the December 14, 2021 teleconference and December 30,
         2021 virtual kick-off.
34. We note that MCAE and ETAO exchanged several valuation proposals ranging from $2.3 billion to $2.7 billion during negotiations and $1.0 billion in connection with the amendment to the merger agreement. Please discuss here the basis or bases presented in support of each valuation proposed by MCAE. Include in your revisions the methodology used by the MCAE board in reaching the valuations. We note your disclosure on page 124 that MCAE considered Yidu Tech Inc. as the most comparable telemedicine company focused company to ETAO. We also note that revenue and operating income projections are disclosed in the Investor Presentation filed as an exhibit to your Form 8-K filed on January 31, 2022. Please disclose any financial projections that were exchanged between MCAE and ETAO and to potential PIPE investors. We note your reference on page 124 to revenue projections provided in November 2021. To provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness, please discuss the following:

                the reasons why the projections were developed and their purpose;
                how the projections were considered and used by management and the board in evaluating the transaction;
                the material assumptions and underlying bases of any financial projections, including the earnings, cashflow, valuation multiples, growth rates, revenue growth, operating costs, gross margins, net income, etc. and the limitations of the forecasts;
                whether your projections are in line with historic operating trends, including your growth rates and revenue growth; and
                if the projections are not in line with historic operating trends, please explain why the change in trends is appropriate or assumptions are reasonable. The Board of Directors' Reasons for the Approval of the Business Combination, page 122

35. We note that the Board considered a variety of uncertainties and risks concerning the
         Business Combination, including risks pertaining to future financial performance,
         COVID-19, etc. Please explain how the board weighed and considered each of these risks
         and uncertainties. For example, we note that COVID-19 restrictions impacted ETAO's ability to close the Pre-PIPE and to deliver audited consolidated financial statements to
         MCAO and that its 2021 net revenue was $62 million less than its previous estimate.
36. In order for shareholders to be able to evaluate the reasons for the approval of the business combination, revise to provide the basis or support for the MCAE board's conclusions. For
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ETAO International Co., Ltd. Liu
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         example only and without limitation, explain the basis for the board's belief related to the
         following factors:

                "The Board believes patient-centric, digitally supported telemedicine in China is becoming mainstream";
                "Management has experience in founding and leading companies"; "Supportive regulatory landscape";
                "Multiple barriers to entry"; and
                "Near-term milestones provide for potential value inflection points."

          Please also disclose how the Board considered each factor when evaluating the business combination.
VIEs
High-Tech Drug Development, page 166

37. We note your disclosure that the Baihui (Beijing) Biotech Co., Ltd. VIE is a biotech company that is developing product candidates for a variety of fields, including lung cancer, breast cancer, leukemia, type 2 diabetes, alopecia (baldness), etc. We also note that the MCAE Board cited ETAO's "substantial pipeline of intellectual property", its "nine drug developments at various clinical stage trials" and that "pipeline drug developments potentially to show signs of meaningful progress in years 2022 to 2025" as positive factors supporting its decision to complete a business combination with ETAO.
         Please provide more information on these drug development programs, including the nine drug candidates, their development status and the remaining regulatory requirements to commercialize the products.
Intellectual Property, page 191

38. We note your disclosure that ETAO and its VIEs have registered 55 patents. Please expand your disclosure to specify on an individual or patent family basis the scope of patent protection and product or technology to which the patent relates, whether the patents are owned or licensed, applicable jurisdictions, and expected expiration years.
         Note that it may be useful to include a table containing this information to supplement the narrative disclosure.
Industry Overview of ETAO, page 198

39. We note your discussion of the various industries that ETAO and the VIE's engage in.
         Please expand your disclosure to discuss the existing regulatory environments for these industries, including the regulatory authorities these VIEs are subject to and the applicable regulations related to the VIE's products and services, including regulations that limit or restrict the VIEs' participation in their respective industries.
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FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
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           2022        International Co., Ltd.
August
Page 1126, 2022 Page 11
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Management's Discussion and Analysis of Financial Condition and Results of
Operations Of
ETAO
Key Components of Results of Operations
Revenue
3. Provision of medical or clinical services, page 217

40. You note that you receive payments from patients as well as through reimbursement by the government. You also state that you have discretion in establishing the pricing for services charged to patients. Please expand your disclosure to describe the process for receiving reimbursements from the government and any private insurance payers. Explain whether reimbursements from third-party payers are materially different than your established rates and the time lag between when revenue is recognized and when you are reimbursed. In addition, disclose whether you provide discounts, price concessions, charity care, services to uninsured patients, and any other services at rates
         other than your established rates and how you account for them in your financial statements.

4. Provision of medical technology services, page 218

41. You note that you provide an APP to doctors to provide online consultations to patients and that service fees are charged to doctors on a commission basis when doctors collect consultation fees from their patients. You also note that you are considered as a principal to provide such healthcare services because the software is developed by the Company.
         As it appears that the doctor is providing the healthcare service and you are collecting a commission from the consultation fee charged by the doctor, please tell us your basis of accounting, citing relevant authoritative literature, for such services on a gross basis as principal.
Results of Operations
Year ended December 31, 2021 Compared to December 31, 2020
Net revenue , page 226

42.      You note that each of ETAO   s business lines experienced strong
growth for the year
         ended December 31, 2021, compared to the year ended December 31, 2020, except for the insurance brokerage business. Please expand your disclosure to discuss and quantify the reason(s) for the growth related to each business line.
Cost of Revenue, page 227

43. Please quantify each of the reasons noted that led to the change in cost of revenues from
         December 31, 2021 compared to December 31, 2020 for each of your lines of business. In addition, please describe and separately quantify the increased costs related to the manual governance project initiated in 2021.
 Wensheng Liu
FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany
August 26, NameETAO
           2022        International Co., Ltd.
August
Page 1226, 2022 Page 12
FirstName LastName
Selling Expenses, page 227

44. You note that selling expenses consist primarily of labor expenses for sales personnel, commission for sales staff and other miscellaneous selling expenses. Please disclose and quantify, by each business line, the factors that led to the 71.6% change in your selling expenses.
General and Administrative Expenses, page 228

45. You note that general and administrative expenses of ETAO consist primarily of professional service fees, labor expenses, unexpected inventory loss from closing of warehouses and other miscellaneous administrative expenses. Please disclose and quantify, by each business line, the reason(s) that contributed to the 87% increase in general and administrative expenses. In this regard, quantify each of the reasons noted and which business line was impacted.

         In addition, you note that increased publicity cost related to promoting the insurance brokerage segment as a factor. Please tell us why these costs are not classified as a selling expense rather than a general and administrative expense.
Security Ownership of Certain Beneficial Owners and Management, page 261

46. We note your table depicting the ownership interests of the Sponsor, directors, and executive officers. Please disclose the Sponsor and its affiliates' total potential interest in the combined company, assuming the exercise and conversion of all securities. For example, we note that the table does not assume the conversion of the June 15,
         2022 promissory note into private units held by the Sponsor.
ETAO International Group, Subsidiaries, And Variable Interest Entities Statements of Changes in Shareholder's Equity, page F-44

47. We note ETAO had significant share-based compensation expenses in fiscal years 2020 and 2021. Please provide the disclosures required by ASC 718-10-50. Notes to Financial Statements
Note 1- Organization and Principal Activities
The VIE Agreements, page F-48

48.      Please disclose if the VIE   s assets can be used only to settle
obligations of the VIE and
         disclose qualitative information about the nature of the restrictions on those assets. Refer to ASC 810-10-50-3.
Note 10- Acquisition and Non-Controlling Interests, page F-66

49. We note you accounted for the acquisitions of the eleven VIEs as business combinations, and you included audited financial statements for two of them, Aaliance Insurance Broker
 Wensheng Liu
ETAO International Co., Ltd.
August 26, 2022
Page 13
      Co., Ltd. and Mengzhou Minsheng Hospital Ltd., in the filing. Please provide us with the analysis of your determination not to include the financial statements of any of the other VIEs in the filing.
Note 17- Segment Reporting, page F-73

50. We note the amount of revenue for your Insurance Brokerage Segment for the fiscal year ended December 31, 2021 was $14,767,668, and the amount of net revenue reported on the statement of operations and comprehensive loss of Aaliance Insurance Broker Co.,
      Ltd., for the same year, was $20,115,096. Please revise or tell us why these amounts are not consistent and consider providing additional disclosure to discuss the inconsistency.
51. Please expand your disclosures to provide the information pertaining to goodwill required by ASC 350-20-50-1 for each of your reportable segments.
Financial Statements of Mengzhou Minsheng Hospital Ltd.
Notes to Financial Statements, page F-108

52. Please expand the footnote disclosures of Mengzhou Minseng Hospital Ltd. to discuss any material commitments, contingencies, and subsequent events applicable to it.
General

53. We note that Chardan Capital Markets LLC was an underwriter for the initial public offering of MCAE. We further note that MCAE engaged BHTIC to act as financial advisor in connection with the business combination and Revere Securities was engaged by MCAE and ETAO to act as financial advisor in connection with the PIPE investment.
      We note press reports that certain firms are ending their involvement n SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have
      received notice from any of your or ETAO   s financial advisor(s) about
it ceasing
      involvement in your transaction and how that may impact your deal or the deferred
      underwriting compensation owed to Chardan for the SPAC   s initial public
offering.
       You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameWensheng Liu
                                                            Division of
Corporation Finance
Comapany NameETAO International Co., Ltd.
                                                            Office of Life
Sciences
August 26, 2022 Page 13
cc:       Mitchell Nussbaum, Esq.
FirstName LastName